

# The Crowdfunding Revolution and the Democratization of StartUp Investing

*An Entrepreneur's Fundraising Journey from Angels to a Reg A+*



**by Michael Jansen**
CEO, CITYZENITH
with thanks to the Reg A+ Team

# Crowdfunding is here and it's radical

There's a revolution happening out there in the startup investing world, and whether you realize it or not, if you invest in startups or run one, you are a part of it. The rules are changing, the old order is being overturned, and there's a new proletariat of investors emerging who are seizing amazing opportunities previously reserved for the elite.



Michael Jansen - City Zenith
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## About the author

My name is Michael Jansen, I'm the founder and CEO of Cityzenith. If you have been around the CAD/BIM/GIS, smart buildings, and smart cities industries for the last 20 years, you might know me or know of me. You might not. Either way if you're an entrepreneur raising money in 2021, this story was written for you, especially if you're thinking about crowdfunding.



Cityzenith, my brainchild, is a software company with a SimCity™-like 3D tech platform, SmartWorld™, that helps cities, campuses, and buildings achieve high levels of operational efficiency while reducing carbon emissions. We've been on a roll lately, signing major contracts with megaproject real estate developers around the world, energy companies, a prominent arm of the US Department of Defense, et al and were profiled in the media 1,000 times in the last 12 months, including in Forbes, TechCrunch, and the BBC. In March 2021, we were invited as 1 of 10 top American tech companies to present our technology to NASA.



Cityzenith has been in talks with NASA about mapping safe future travel above cities, using electric-powered aircraft to cut congestion and carbon emissions.

We began our crowdfunding journey about 2½ years ago, experimenting first with a Regulation CF round, which was quickly followed by a Regulation A+ round. We launched our Reg CF on the Republic platform in July 2019, around the time we released our company's product and before we had much revenue. We raised the maximum $1.07 million in about three months – a quick injection that really helped us.

It was an eye-opener for me, a veteran startup CEO who had built two successful companies previously, and over a 20+ year career raised money from almost every type of investor from every corner of the world: family offices, small funds, billionaires, sovereign wealth funds, angel investors, private companies, to name a few. Sequoia Capital and Silicon Valley Bank invested $13 million in one of my ventures, so I know the VC world too, and that world knows me.

So, I truly thought I had seen everything there was to see about the Good, the Bad, and the Ugly side of fundraising, and then along came crowdfunding. If you're used to schlepping a laptop up and down Sand Hill Road to find money or zipping off to the airport on a dime to meet an investor in some hard-to-find part of the world, crowdfunding is as an alternate universe to that reality – a beautiful one where the rules are a little different. Gravity doesn't work the same in the crowdfunding universe, that I'm learning. Crowdfunding is fundamentally a radical subversion of the rules.

## Problem(s) with traditional fundraising in 2021

Every startup's CEO anywhere in the world knows how genuinely unfun fundraising can be. Let's not sugarcoat it. Sure, it was probably mildly romantic the first time you pitched to an investor or two interested in your business, but by the time you've received your 175th "pass", the luster had surely worn off. In your mind, what was a carefully enacted "the good guy always wins in the end" script quickly became a chaotic war of attrition with no end in sight. Still, undeterred, you wake up every morning and acknowledge how essential fundraising is to your ambitions for the companies you've founded, so you keep playing the game. We all do.

## My Backstory

I have been an entrepreneur since 1999. My thumbnail: trained architect from Yale and Cambridge, Fulbright Scholar, traveled to over 100 countries, lived 25 years in Asia, Hindi and Chinese speaker, city lover, technologist, made and lost and made millions of $$$, company builder, raised over $30 million for my companies from more than 5,000 investors across 40+ countries. My three children were born in India and moved with me to the United States five years ago, when the company was itself a child just learning how to walk. Today I live with my family in Chicago. I swim a lot, and when I can find the time, I play a little guitar.


Michael Jansen with his family at Khan-i-Khanan's Tomb, New Delhi (2011)

At my core I am an architect and an entrepreneur, and both these guys love to build big complex things. I'm sharing this fundraising story with my fellow entrepreneurs simply because I think I have discovered something that they could benefit from knowing about. Also, maybe the father in me doesn't want to see younger entrepreneurs struggle as I did at times. In recent months, dozens of startup CEOs have pinged me on LinkedIn asking for advice about crowdfunding. For sure, many talented businessmen and entrepreneurs helped me along my journey over the years, so it's an honor to share the lessons of my own experience with my fellow entrepreneurs.

I have seen the landscape of fundraising options change a lot over the last 20 years. While we entrepreneurs don't like to admit it, access to capital often determines whether our business thrives or fails. Crowdfunding as a capital raising avenue started almost a decade ago (in the UK via the EIS initiative) but has now achieved a new level of maturity in the US, offering extraordinary flexibility to startup CEOs unlike anything I've ever seen.
I recently turned 50, and just wish we had such an option 25 years ago. Trust me, it wasn't always this way.

## Fundraising in the Early-2000s: Family, Friends, and Angels


SALT
An entrepreneur's world is a lonely one sometimes. Unwinding after a long day in Greenwich Village, New York City (2018)

Some very short relevant history: I founded my first company in 2004, an offshore architectural CAD production firm, in the basement of a dilapidated school building in central New Delhi where I was living at the time. We rented the furniture from a local school (yup, sized for lil' kids) and bought the computers second hand, from a guy who showed up with a minivan that had both chickens and our computers in the back. We ran these off a diesel generator up on the roof that had to be refilled almost hourly to keep the screens on.

As this was my first business, I didn't know any angel investors, but was lucky enough to secure a small investment from the one senior businessman friend I had in India at the time and then later from some of his friends and a few of my father's friends. We raised a total of $575,000 and were off and running.

I think the whole process took nine months, and I remember more than 30 in-person meetings between the Indian and American investors. Arrrrrhhh! It was not easy going. By and large the gentlemen were terrific, but negotiations did drag on threateningly long. One of the investors was a cantankerous sort who would make me sit outside his office for three hours in the sweltering New Delhi 104F sun with 99% humidity every afternoon while I waited to speak to him, and then turn me away at the last minute just to show who was boss. I know, what a jerk, right? I remember zigzagging around New Delhi like a ping pong ball as one investor tossed me over to the other one, each needing the prior one's approval to proceed. It was a **game** to them, but this was my **life**! Sometimes all you can do is laugh, and I did that a lot in those days. As Kurt Vonnegut once said, *"Laughter and tears are both responses to frustration and exhaustion. I myself prefer to laugh, since there is less cleaning up to do afterward."*

The tail-chasing was exhausting, and just part of a real struggle to balance the need to raise money and the demands that the business was putting on me and our skeletal team. We felt like we were always fighting the battle with one arm tied behind our backs, and cash flow was always the problem. How were we going to pull this off?

I distinctly remember sitting down with that group of investors once when we had reached about 50 or so employees yet feeling completely deflated. One investor told me that unless we hit a headcount of 300 staff, the company was unsaleable. I had to convince him on the spot, or he wasn't going to come in, and none of the others would come in without him. My heart sank; I was already working 24/7 – how could I possibly do more? Fortunately, I did manage to convince him, and eventually collected a check from every committed investor, but it was like herding cats, full of risk, and the business suffered. Hell bent, we persevered though, got the capital we needed, and marched on to build our company.


A Sea Change in the Urban Planning Profession
From Paper to CAD to BIM to VR
Michael Jansen presenting at the Huawei Pavilion at the Smart City Expo World Congress in Barcelona (2017)

Though the process was massively inefficient, I was glad I brought them in, and suffered the zigzagging around, because one gentleman was the CEO of one of the largest outsourcing companies in India, Genpact, and had grown that company from 400 to 100,000 employees himself. He took me under his wing and became my mentor, for which I'm grateful to this day. He remains one of the most talented technical businessmen I've ever met. I used to make the long trek out to his office, sit across from him and ask questions, we would both take notes, and I would take both his notes and mine back with me. Jack Welch at GE trained him, and he trained me. It doesn't get any better than that.

## Fundraising in 2007-8: "Money, money, everywhere" and the 'VC Goldrush'

A few years later I was at it again, this time seeking investment from larger institutional investors. The CAD company had become a HUGE success, growing to nearly 500 employees in just four years, and serving half of the country's top 50 architecture firms. In 2006, CNN and CNBC rolled their cameras through my office, and some of the industry's top CEOs and executives – from Autodesk, Microsoft (India), Bentley, Gensler, SOM, et al – all made their way out to my swanky conference room in a remote New Delhi suburb just to see what we were doing. Some of the world's biggest and coolest projects were on our computer screens.

We were a phenom, and I was the star. Every day raced at 100 miles an hour – it was a rocket ride if there ever was one in our industry. I became a Building Design & Construction 40 under-40 winner, CNBC Young Turk winner, World Cities Summit Young Leader winner, got my face all over the industry pubs – my career was shaping up nicely, brighter than I had ever expected.


One from the 'family album': me and my wonderful team at Satellier in India (2008)



Michael Jansen presenting at the MIT Center for Real Estate Conference in Boston (2019)

By 2007 though, we needed cash badly to grow. We were bursting at the seams, and I was practically stepping over vendors I owed money to on my way into the office every day. Again, I didn't know any institutional investors but had been approached by a few VCs whose lingo I didn't quite get, so I hired an investment banker from Manhattan to run a formal private placement process for us.

It was a crazy first meeting between us and the bankers. We were jet setting all over the country and agreed to meet in Chicago for one hour near O'Hare Airport, signed a deal, cut them a check for the advance, and we were off and running. To say they crushed it is putting it mildly. They secured 52 first round meetings with top VCs, resulting in 26 second round meetings, and then 10 term sheets. Booyeah!

It was something of a tour de force, many of the top VCs in California and Boston were jumping to invest in us, and then we welcomed an investment from the cream of that crop, Sequoia Capital, one of the most prominent Venture Capital firms in Silicon Valley. The future was looking bright, and we made plans with Sequoia to grow a big business together.

Sequoia had funded every top company you could think of: Google, Yahoo, YouTube, Oracle, Cisco, and so on. Not only did we get financed, but it was a bit of an honor for both the company and for me. Still, even with all the consultant help, the process was tedious and tiring, and it had again become a real struggle to balance the need to raise money and the demands that the business was putting on me and our team. I remember talking myself hoarse Monday to Friday for seven weeks straight during the 78 grueling VC interviews.

**That's right people, 78**. Held at more than 25 locations, too. No wonder I ended up with lower back issues later in life. But we got the capital that we needed and marched on again to build our business.

# The Years the World Stood Still: 2008-2009

However, the inherent inefficiency of the VC process was not the only problem with it. Less than a year into the relationship, we also discovered how investment terms agreed to with the VCs would come back to bite us, nearly running us off the road when the Great Recession hit 2008 like a tsunami. Preferred shares? Clawbacks? Dragalongs? Things got ugly with a VC that had withdrawn its support, and we were all worried for a time, because that's when these deal terms mattered. Throatstepping and cramdowns were two gruesome terms I learned back then. Yuck. Who wants to go to work every day and deal with that?

It was then that we discovered the ugly truth: VCs actually knew little about our business or the industry we were in, and they had way too much control. They admitted they never expected the recession to have such a crushing impact on the building industry. I felt bad for them too, but the board meetings went from a joy to utter catastrophe and, finally, it got so bad that I resigned from the company I had built with my own hands and had to be begged to stay. That's right, I was ready to walk away from the company I had built from a desk and a phone into a major global player that made industry headlines. It was an experience that I vowed never to repeat.

I learned a lot from that episode, and it made me a stronger and better CEO today. It also made me much wiser, shrewder, more patient, and more resilient, skills that have served and protected me and my companies to this very day. It was a lesson in gratitude, setting and adhering to values, and doing the right thing. One of the key lessons I learned was to build your business with like-minded, strategically aligned investors, and avoid opportunistic spreadsheet investors, especially in the early days.

And I learned that lesson well: today's community of 5,000+ Cityzenith investors is extraordinary, a massive global family sharing common values and beliefs. Many have invested again and again over the years in support of our mission. The universe works in amazing ways sometimes; often the worst experiences are meant to teach you something, to prepare you for a bigger challenge that the universe has in store. I believe that was the case with me.

## Fundraising in the aftermath of the Financial Crisis 2010-2015: Tom, Dick, and Harriet

Fast forward a few more years: we cut ties with the VCs and launched Cityzenith in mid-2014, pursuing my lifelong dream to use 3D technology to improve the quality of life in cities. I carried my early angel investors along with me from the CAD company into Cityzenith, also making sure everyone was protected in the new company and could enjoy upside in the future. Karma is important to me. Take care of people, and they will take care of you.


Panel Speakers
Mapillary
TECH ZONE
On stage at the American Planning Association annual conference in Phoenix (2016)

Our mission was to build a 3D model of the world that would help architects and planners work more efficiently and sustainably. I fell in love with 3D digital architecture at first sight. It was 1989, I was an architecture student at Cambridge, and my studio mate Matthew – the only computer nerd architect in the entire department – demoed to me a building project rendered in 3D on a computer.

From 1989 and 2007, I then traveled to nearly 100 countries and 1,000 cities, and within 24 hours of arriving in each new city, I would find the highest point in town and spend hours studying panoramic views in all directions. I discovered if you looked and listened closely enough, observing it from morning to evening, you could absorb all a city's energy, movement, and vibe from a single high vantage point, and begin to make sense of things. It was a moment of inspiration that inspired me to later found Cityzenith; the name means "A view from the top of the city", and by implication, the perch from where "you can see and understand it all". Two-and-a-half decades later, that vision would come to life in the form of SmartWorld™.


Taking a break from the action after the Realcomm conference in Las Vegas (2019)

By 2008, I had become an expert in architectural and engineering software technology, and knew the market was crying out for a single platform to unify the chaos of tools proliferating every year. But unlike my last business, which timed the market perfectly, we were several years ahead this time, so for some years I raised money from a kaleidoscope of investors as we built and re-built products, and developed markets.



# A man on a fundraising mission

My fundraising journey from 1999 to 2018 would rival Marco Polo's travels. We raised money not only from different kinds of investors, but from investors across five continents. I can't tell you how many investor pitch stages I was on and off and where, how many late-night dinners with shareholders – complicated by the fact that I don't drink and I'm a vegan... bummer – how many times I was videotaped, how many podcasts where I was the interview subject of yadda yadda yadda. But I have tons of memories, many of them precious:

*swimming in the Dead Sea with a new billionaire investor from Jeddah, after we both nearly died in a car crash that afternoon;*

*having a cigar in New York City's most prestigious cigar club with another investor, both sitting at a table next to Quincy Jones and other celebs;*

*an afternoon on a private yacht in Seattle's Puget Sound with some of the area's wealthiest tech entrepreneurs;*

*an evening at the 50,000 sq. ft. residence of a Chinese billionaire in Beijing, he and I perched on two card table chairs on his all-glass roof (wild experience, and not for the squeamish!) enjoying a $2,000 bottle of wine with a view of the Chinese PM's residence next door;*

*a party in Mumbai attended by thousands where each guest was afforded a personal butler. The investor I met there said "hi" to me once and never saw me again – but the evening was fab;*

*and one of my favorite stories, a wealthy investor from Japan asked me to fly to Singapore to meet him and then couldn't because he got busy after I arrived, so he paid for me to travel business class with him from Singapore to Tokyo just so we could talk about Cityzenith...*

I have dozens of stories like these... someone should write a book someday. Or maybe a film trilogy – "Silicon Valley" meets "Around the World in 80 Days" meets "Up in the Air" meets "The Pursuit of Happyness".





**So proud – *"CHICAGO, July 5, 2016 /PRNewswire - Cityzenith won the prestigious Digie Award for "Best Technology Innovation in Commercial/Corporate Real Estate of 2016 at Realcomm in San Jose. Previous winners include: Keyhole (Google Earth), the iPad, Tridium, (Google) Android, and Yardi, and many other industry-leading disruptive technologies."***

OK, that's the semi-glamorous side, but most fundraising is just thankless work. Between 1999 and 2021, I flew more than two million air miles, most of that in economy – would anyone care to calculate the financial and environmental cost? I was gold or platinum on six different international airlines.

I was getting so exhausted with all the craziness that, believe it or not, when one of the largest energy companies in Europe wanted to buy us in 2018, we nearly went through with it. Multiple trips to Paris and Brussels and a negotiated deal waiting for approval followed, then 'boom!' – no deal. A year wasted. We concluded later that they were just trying to figure out what we were doing. Ugh. Lesson learned the hard way.

And let's not forget the meetings where investors didn't show up at all (physically or mentally) or the 90-second "this is not for us" speed dates, or the chiselers who were trying to steal ideas, or the time a small fund signed a term sheet to invest $1.5 million, and showed up with just $313,000 the day it was due, or the people who called themselves investors and didn't actually have any money at all – no, I'm not kidding, happened a few times. It was exhausting, and a real struggle to keep a balance between the need to raise money and the demands that the business was putting on me and...

Hmmm... A little deja vu, no? Same s***, different year? Aren't we supposed to get smarter with age and experience?

**I knew it was time to break this vicious cycle, but how?** I felt like I had exhausted every sensible fundraising avenue known to mankind, and somehow had come up short. I felt trapped. Was I losing my touch? It was a difficult time. Fundraising, I concluded, was just massively inefficient, no matter how you did it, and that's the way it was. The more time you put into it, the less spent with your business, and the less progress you make, and therefore the less you have to tell investors, and so on. That is the very definition of a vicious cycle. And that's just how it was going to be forever, and I would have to bear it out, or so I had convinced myself.

# Crowdfunding reaches America: 2012-2016

I started hearing about crowdfunding just after the Jobs Act was made public in 2012, but didn't pay much attention until it got bigger in 2015/2016. It seemed to me for years that crowdfunding was really about smaller amounts of money for side projects, but in 2018, I read an article about some of the better crowdfunding platforms doing some interesting work, and decided to explore, leading to our decision to list on the Republic platform.

# Cityzenith debuts on Republic: 2019


Cityzenith
A real-world SIMCity platform for the global building industry
SmartWorldPro
$1,070,000
Maximum funding goal reached
3,435
Investors
Successfully funded and closed on November 1, 2019.
Invest in Cityzenith

As I said earlier, it was an eye-opener. Things did start off a little slow, until we received an endorsement from a prominent investor publication that stirred a lot of interest, and we raised nearly $300,000 in just a few days. From that moment, we raked in a consistent $9-12,000 per day until we closed the round at the maximum $1,070,000. Wow!

And it was beautiful to watch. Our company's name ascended the ranks from lowest to best deal on the Republic platform in just a few weeks, and it was fascinating to engage with Republic investors with various backgrounds and interests. Everything was out there in the public realm – that was new for me – so people could ask you anything they wanted, anytime, in a public chat. Suddenly, I was talking to investors all the time, and they wanted quick responses. For a while, we were at it 24/7, but it was exciting, so I didn't mind. Some interesting folks invested in that round including a senior smart facilities expert at BMW, several prominent architecture firm principals, a professional basketball player, a television news broadcaster, and yes, your neighbor next door. The gentleman from BMW set up a meeting between our company and his team. Just lovely. No VC ever did that for us.

Credit to the Republic team too for curating the experience for us. They treated me and my team with respect and provided a level of service I would otherwise have expected from some of the world's better hotels. Without them I'm not sure it would have been a success so quickly, but we knew we were in good hands from the get go. The Republic team helped us craft a story that would be palatable to a larger audience (what we do is very complicated, admittedly) showed us how the digital ads worked, and stayed with us all the way to the finish line. We listed in July 2019, began marketing the offering in August, and were effectively done in October.


cityzenith
Smart World Pro
Video

**Michael presenting at Digital Construction Week with Aecom Global BIM Director David Philp in London (2018)**

It was an education, and I was learning a new vocabulary. Gone were the VC words like **dragalong, tagalong, cramdown, down round, Series A, B, and C** etc, and suddenly I was hearing words like **ROAS, TERs, retargeting, cross channel bump, and Reg CF, D-506, A+, and S-1**. It was like the VCs had taught me Greek, and now I needed to learn Russian.

I noticed something else too. People from around the industry were writing to congratulate me on our recent success. I wasn't quite sure what they meant until I realized that massive digital marketing in support of the capital raise had significantly enhanced market perception of the company, not just with investors. Cityzenith was finally making a name for itself – we were establishing our brand and I hadn't even known it.

# Taking things up a level: Our $15 million Regulation A+ goes live!

With the success of the Regulation CF, we were sold on crowdfunding, and started to explore how we could expand on our success, and soon. Just weeks after we closed our crusher Reg CF on Republic, an opportunistic executive from StartEngine, another crowdfunding platform, contacted me to ask if I would be interested in talking about a Regulation A+. Six months after closing our Reg CF raise, we launched our Regulation A+ on StartEngine in June 2020.

## Early Lessons

Immediately, I noticed Regulation A+ was a different animal to Regulation CF. The A+ was a much bigger deal and, though I had been warned, it dawned on me that what I was really doing was taking my company public. There was a lot of work just in preparation, and the set up from start to finish took six months and cost over $150,000 just to get rolling. That's something you need to know up front – we got our Reg CF off the ground for $12,000!


'All's Not Quiet On
The Midwestern Front'

About 2-3 months into the raise we realized things were not going as well as we expected. We weren't sure why, but it was increasingly apparent our brand was getting lost on a third party platform with a cacophony of other retail deals cluttering the site and distracting investors. Investors were firehosed with random oddball deals on the platform.

Ultimately, the only winning business was the listing company, which was taking a piece of all the action whether the listed companies were making money or not, and Facebook, which was reaping all the ad money. In effect, by investing in advertising on the listing company's website, we were spending our money to build the listing company brand, rather than our own. Also, and most confusingly, Reg CF deals were mixed up alongside Reg A+ deals on the platform – not a great idea, and something that shouldn't be allowed. In contrast, Manhattan Street Capital hosts Reg A+ deals separately, each with a dedicated microsite and URL.

We are grateful to the wonderful team at StartEngine for the tremendous effort they exerted on our behalf, and we learned a lot working with them but in business, as in life, not everything goes 100% the way you want all the time. Dismayed by the presentation issues, we were also disappointed to learn mid-round that StartEngine had decided to list its own fundraise on the website in parallel with clients' listings, effectively sucking the cash from its investor base into StartEngine's own pockets and out of the needy pockets of those for whom it was raising money. Our campaign numbers fell after that.

We wished StartEngine had disclosed their plans to do that at the start of discussions, as we might not have then gone with that outfit. Effectively, the site was using our brand and those of other clients to raise money for themselves. Watch out for companies that do this; it's not a great practice unless they are transparent and disclose it up front. Republic, by contrast, raised $36 million from the institutional markets without creating competition between themselves and their customers. Moreover, at StartEngine we weren't allowed access to key ad tracking pixel reports, so we really didn't know how our ads were performing until it was too late, and by that time we had lost a significant amount of money. If you do choose a crowdfunding partner, make sure you have access to all of that essential information.

Listing on a 3rd party platform is ideal if you are launching a Regulation CF and not raising a lot of money. If your plan is to raise $1-3 million, try one of the existing players. After all, that's how we got started. Republic, WeFunder, Manhattan Street Capital, SeedInvest, StartEngine, CrowdCube, Seedrs, and others are all good companies. I would encourage any entrepreneur considering this path to explore the major platforms and see what they offer. We concluded that they are good for Reg CFs, but don't work as well if you are launching a Regulation A+. Different animal, and I don't think that will change. A Reg CF is for all intents and purposes a glorified seed round, approaching a small Series A thanks to the new regulation changes recently. A Regulation A+ is a mini IPO. Apples and oranges.

## Doing it our way: Re-launching our Reg A+ on Cityzenith.com


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A bit of research revealed that the more successful companies were launching Regulation A+s on their own websites by securing an 'invest button' directly from the SEC, but that seemed too far-fetched to me – over my head. "You mean, people will go to www.cityzenith.com and invest directly?" Yep, that's exactly what that means! I didn't believe it originally, so I shot the idea down, dismissing it as too much work and risky.

But I slowly realized it was unavoidable; we would have to invest in building our own brand and driving our own investors to it. We would no longer be able to rely on a third-party platform to raise the amount we needed to raise, we had to do this on our own. The big question was, would investors invest directly in our company through Cityzenith.com? That was a question no one could answer without trying.

We were going to need a bigger boat, for sure, manned by an experienced Reg A+ crew, one with a fighting spirit – 'The A+ Team' to build and operate our own investment platform. Yes, it is a play on 'The A-Team' and comprised: the strategy, marketing and communications company, digital ad agency, share transfer agent, broker-dealer, securities lawyer, credit card merchant services provider, TV ad placement agency, webinar organizers, bank to bank merchant services provider, escrow agent, and other key players behind what is now our first ever online investment platform.



# It's a team game

## Who is on the Cityzenith A+ Team?

### The Marketing & Communications Company: **World Digital Foundation**

Selecting a world-class company to deliver on the company's strategy and how it links into branding, marketing and communications is critical to your A+ campaign and your raise. We chose **World Digital Foundation**, an international agency based in London, whose leadership I had known for a few years. Its scope is broad: creating our new website and the investment microsite; drafting and publishing press releases; creating and publishing social media content; producing webinars, TV ads, and white papers; and overseeing search engine optimization, reputation management, and other related services. WDF also serves as campaign manager, organizing many of the other participating consultants.

### The Digital Ad Agency: **Moonshot**

Due to our success working with Republic on our Reg CF campaign, we asked to work with its key marketing partner when we launched our Regulation A+ in 2019. Moonshot is a group of experienced, data-driven, and results-oriented performance marketing professionals, with a strong creative team that handles both messaging and production. We have a track record of success working with them.

### The RegA+ Investment Platform: **KoreConX**

KoreConX is the first end-to-end Reg A+ investment platform to include all the requirements: invest button, compliance management, cap table management, portfolio management, the support of an SEC Transfer Agent to track and manage, and Secondary Market Trading.

This allows you to manage the complete lifecycle of the offering to ensure that investors, shareholders, CEO, CFO, marketers and broker-dealers have the required visibility in the process and metrics, and secondary market.

### The Broker-Dealer: **Rialto Markets**

Rialto is a FINRA registered broker dealer and operates an SEC recognized ATS (Alternative Trading System) for private securities. Rialto democratizes the private securities markets enabling investments in the most diverse assets to the most diverse investor audience, expanding both what can be invested in and who can invest. Rialto empowers issuers to take control of their information and interaction while opening previously locked investment opportunities directly to institutional and retail investors alike.

### The Securities Law Firm: **Carman Lehnhof Israelsen**

CLI is an experienced securities law firm based in Nevada. The principal has personally negotiated and completed documentation for more than 50 Regulation CF and Regulation A+ transactions. CLI handles all engagement with the SEC and FINRA.

### The Auditor: **IndigoSpire**

With over 15 years of CPA technical experience, IndigoSpire provides SEC-compliant audit and review services for Regulation Crowdfunding and Regulation A securities issuers.

### The Webinar Promotion Agency: **Forward Progress**

Forward Progress is a Chicago-based digital marketing agency specializing in developing and hosting investor webinars.

### Credit Card Processing: **WorldPay**

A UK-based merchant acquirer that provides payment technology to companies like Cityzenith, which uses WorldPay for all its credit card processing.

### ACH and Wire Processing: **The LendingTree**

The LendingTree (formerly Radius Bank) platform provides convenient features such as check deposit, bill pay, card management, and a personal financial management dashboard, as well as open APIs that offer 'banking-as-a-service' (BaaS) functionality to companies like Cityzenith. We use The Lending Tree specifically for all ACH, paper check, and wire transfer processing.

### TV Ad Placement: **Havas Edge**

Havas Edge is the largest vertically integrated full-service performance marketing agency in the world. It drives our TV commercial ad strategy and placement.


cityzenith
Invest in Cityzenith
$2,588,051
$1.50
1545
$900
$15M
$2,588,051
$5,000,000

Going direct to investors via our own Cityzenith site

World Digital Foundation helped us create our own microsite or offering page (effectively an online version of the traditional investor deck), Carman Lehnhof Israelsen applied to the SEC to amend the offering, we completed the integration with KoreConx, and were up and running on December 2nd, 2020. You can go to cityzenith.com, and click on the 'invest' button to see exactly what investors see today when they visit us.

Immediately, the returns were significantly better. Since launching our A+ on cityzenith.com, our return on advertising spending (ROAS) soared from 1.4x on StartEngine to 6.5x today on our own site, and we believe we can beat 10x in the months to come. We have already been raising $450K-500K per month and aim to pass $1 million per month soon, en route to millions of $$$ per month until we close. We've hit a groove, found our sweet spot, and I predict we will achieve our target $20 million total raise within 2021 itself.

## Top tips we learned to kick off an A+ the right way:

1. nail the messaging to appeal to a large lay audience and say it, say it again, and say it one more time
2. continually produce and publish high-quality content, and
3. continually collect and analyze data to profile and re-target ideal investors. This will help you find your best community of like-minded investors.

New capital has done incredible things for our business already. We have been doubling down on both engineering and digital marketing to accelerate growth across the business. I was able to double the budget for the engineering team this year during the pandemic, sign and deliver new commercial contracts, and invest in my company's brand development. Expanded marketing efforts, thanks to the raise, also generated new commercial opportunities, including some with the US military and NASA.

The investor market is taking notice, too. We have more than 5,000 investors, and no doubt will add thousands more in the months to come.


Building a community together

# The Reg A+ advantage

The difference between investors in your Regulation A+ and those that might invest in your company through an IPO, is that you often get to know your A+ investors personally, and they may have a personal connection to the business and possibly even you. So, understand that you're building a community around you, a community of not just investors but 'customer ambassadors' who will take you with them and promote you wherever they go in the world. Think of your new investor base as the company's extended family.

Smart entrepreneurs have learned how to leverage this new family to terrific ends, for example, to test new applications, trial new products, and promote new offerings. One of our investors-customer ambassadors just introduced us to a major megaproject in the Middle East. That's just one investor, and we have thousands of them! Moreover, many of our Regulation A+ investors have invested not once but twice and thrice. These are investors who just won't let you fail, something you know you cannot say about VCs. Most VCs dump around 80% of the businesses they invest in, backing maybe 20% that they think are going to make all the money. If you are the founder of an '80 per-center', too bad for you and your dreams. To a VC, you're a write-off.

But if you're lucky, as we were, you will get a Super Angel along the way, and some individual Super Angel investors will go the whole nine yards for you. We have three investors in Cityzenith who have put in more than $2 million each. And rarely was one check larger than $50,000. That means that each of these individuals invested as many as 20 times over the course of several years – some more than 30 times. Their determination drove mine; their fearlessness made me fearless.

I don't want this to seem like some dire prediction about the fate of the VC world. Good investors are good investors, and plenty of VCs are good investors – I learned a tremendous amount from the partners at Sequoia Capital – but, my fellow entrepreneurs, crowdfunding is a different universe. You can take most of what you learned practicing in front of VCs and toss it out the window. A few principles are the same and learning how to give a good pitch is always valuable, but the crowdfunding process is much more predictable, transparent, structured and, once you've hit a groove, reliable.

## But here is a useful map I've drawn up for others who choose to make the Reg A+ journey:

**YOU ARE STARTING TO TAKE YOUR COMPANY PUBLIC, MAKE NO MISTAKE.**

- A Reg A+ supplants the need for a Series A, Series B, Series C, etc.
- There are two Reg A+ tiers, one capped at $20 million and the other at $75 million, and you can raise that much money every 12 months forever.
- Let's be honest, if you get good at this, that's more money than you're probably ever going to need.

**CROWDFUNDING LOWERS YOUR CAPITAL RAISING RISK. IT'S NOT "ALL OR NOTHING".**

- No "term sheet or bust" risk.
- With traditional institution-based fundraising you get nothing, until such time as you receive a term sheet. With crowdfunding, you raise money incrementally and can draw down the cash periodically to fund operations and growth while you seek additional capital.
- Having cash in your bank gives you extraordinary leverage in speaking with institutional investors, who now know that they cannot outwait you. Closing money on your terms is all about creating urgency and competition.

**DIGITAL MARKETING IS KING IN THE NEW WORLD.**

- My greatest discovery. We live in a different world today and the companies most effective at getting to consumers via our laptops, mobile phones, radio waves, and television screens etc are winning the war. During your Reg A+ campaign, you might just use all these methods simultaneously to reach your audience. Our multi-pronged strategy includes leveraging fintech publisher distribution channels and running nationwide television ads which have appeared on CNN, CNBC, Bloomberg, and MSNBC.

**YOU CAN PROVIDE LIQUIDITY TO YOUR SHAREHOLDERS, SOME OF WHOM MAY HAVE BEEN WAITING A WHILE.**

- Up to 30% of the money you raise can be used to purchase secondary shares – existing shares from existing shareholders. Many CEOs and early investors are often forced to wait for a big exit event to make money, yet gaining access to liquidity while the business is still growing is often essential to secure the company's future, especially for longer horizon companies.

**YOU SET THE PRICE.**

- That's right, you set the price, not the VCs or the banks. Of course, it should be reasonable, and give you ample opportunity to grow as your business develops. There are many resources available to help you here.
- No haggling allowed. I'm sure every entrepreneur has a story about an investor demanding a special discount or crazy price. That is expressly illegal, thankfully, in a Reg A+. It's take it or leave it, and the rules are the same for everyone. However, you can explore offering discounts on a tiered basis to investors who invest more. We do that.

**YOU CONTINUE TO CONTROL YOUR OWN BOARD.**

- The first thing major VCs or larger institutional investors do is commandeer seats on your board. When you crowdfund, you retain control over your own board and you need that to make major decisions like re-financing, the selling of shares, etc.

**YOU CONTROL YOUR OWN MESSAGING.**

- Perhaps one of the most important parts: controlling what you say, how you say it, and to whom you are saying it. You are probably spending more money than you ever have on advertising and messaging, so this is the chance to get it right, make it look good, and say it loud.

**THE FORMAL SEC AND FINRA PROCESS GIVES INVESTORS CONFIDENCE.**

- Make no mistake, this is a strict and tightly regulated process. As a Reg A+ company, you are required to report to investors formally twice a year, providing audited and unaudited returns.
- You may need to change the way you talk to investors, as "promises" are not technically allowed. The SEC does not allow Reg A+ companies to provide forward-looking financial projections, or comment on things not already signed, other than to state a "goal" or "intention". All publicly quoted figures, market statistics, contract announcements, etc must have qualified sources or backup.

**YOU NOW SIT AT THE CENTER OF A LARGE COMMUNITY OF INVESTORS.**

- Your investors become customer ambassadors and channels for your business, everywhere, suddenly and at a massive scale.
- If and when you need capital again, these are the people who will support you first.
- Indeed, the most rewarding discovery was our new and huge family – the Cityzenith family. In just months, thousands of investors around the world had our interest at heart and could help take our message to the world.

**VCS, FOS, AND PES ARE CHANGING THEIR TUNE.**

- Over the last year, there have been several direct venture capital, family office, and private equity investments in Regulation A+ rounds. Institutional investors are realizing that A+ is the real deal, and if they don't get involved, they will miss out on some of the greatest companies in the country.

**YOU MUST FIND YOUR 'X-FACTOR'.**

- As they say in Chinese: "每个人都有i本难念的经" ("Everyone has his or her own difficult book to read") You will need to read yours, too: figure out that special something to make your Reg A+ unique and attractive. It is for each entrepreneur to discover for him or herself. Be creative and go bold.

**YOU COULD BE THE PERSON TO HELP MAKE ORDINARY PEOPLE WEALTHIER. YOU COULD BE THE ONE TO HELP DEMOCRATIZE INVESTING IN AMERICA.**

- Everyone talks about the great levelers in society, but the truth is that things have not changed much in hundreds of years. A small percentage of the population still owns most of the wealth in countries around the world. The only way to address this problem at scale is to give ordinary people the opportunity to create extraordinary wealth. That is exactly what crowdfunding does. Not everyone is going to be an entrepreneur, but everyone should be able to enjoy a piece of the upside. After all, it takes a village to raise a child, and it takes a community of investors to raise an entrepreneur. I have no illusions: many people helped me along my journey. I am not a self-made man – I am a **community-made** man. If every American owned even a small amount of shares in successful companies early, the impact on wealth creation in this country would be immense from coast to coast. The same would happen in countries around the world. Crowdfunding platforms like Republic, StartEngine, Wefunder, and TV programs like GoingPublic, Shark Tank and others are teaching ordinary people how to think critically about startup investing. Crowdfunding has become the channel for these ordinary investors to realize extraordinary ambitions and, in turn, those of the founders in whom they invest.

I wish all my fellow entrepreneurs much success and happiness on their journeys, and if any of this advice in any way alleviates the stress or burden of that journey, it was worth sharing. Ultimately, only you will know what is best for your business. My journey continues, and I wouldn't trade it for the world, and I am sure you wouldn't either. Good luck.


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